SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
STONEMOR PARTNERS L.P.
(Name of Issuer)
COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS
(Title of Class of Securities)
86183Q 10 0
(CUSIP Number)
Attn: Judith Bornstein
McCown De Leeuw & Co., LLC
950 Tower Lane, Suite 800
Foster City, CA 94404
Tel: (650) 854-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 18, 2009
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86183Q 10 0

1	NAME OF REPORTING PERSONS. McCown De Leeuw and Co. IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑(1)
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	CA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

(1)	McCown De Leeuw and Co. IV, L.P., a California limited partnership (“MDCIV”), McCown De Leeuw and Co. IV Associates, L.P., a California limited partnership (“MDCIVA”) and Delta Fund, LLC, a California limited liability company (“Delta,” and, collectively with MDCIV and MDCIVA, the “MDC Funds”), MDC Management Company IV, LLC, a California limited liability company (“MDC Management” and, along with the MDC Funds, the “MDC Entities”), Robert B. Hellman, Jr., George E. McCown and David E. De Leeuw may be deemed to be members of a group for purposes of this Schedule 13D. MDC Management is the general partner of MDCIV and MDCIVA and, as such, controls MDCIV and MDCIVA. Messrs. Hellman, McCown and De Leeuw are managing members of MDC Management and, as such, collectively control MDC Management. Messrs. Hellman, McCown and De Leeuw, collectively, have investment and voting control over any securities held by Delta.

(2)	On May 18, 2009, the MDC Funds sold the remaining Common Units held by them. Messrs. Hellman and McCown each continue to own 5,000 Common Units directly.

(3)	Based on an aggregate of 9,771,443 Common Units outstanding as of May 15, 2009, as reported in StoneMor’s prospectus supplement filed on May 19, 2009.

CUSIP No.	86183Q 10 0

1	NAME OF REPORTING PERSONS. McCown De Leeuw and Co. IV Associates, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑(1)
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	CA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	86183Q 10 0

1	NAME OF REPORTING PERSONS. Delta Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑(1)
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	CA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	86183Q 10 0

1	NAME OF REPORTING PERSONS. MDC Management Company IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑(1)
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	CA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	86183Q 10 0

1	NAME OF REPORTING PERSONS. Robert B. Hellman, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑(1)
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	7	SOLE VOTING POWER

NUMBER OF		5,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,000

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,000(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	86183Q 10 0

1	NAME OF REPORTING PERSONS. George E. McCown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑(1)
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	7	SOLE VOTING POWER

NUMBER OF		5,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,000 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	86183Q 10 0

1	NAME OF REPORTING PERSONS. David E. De Leeuw

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑(1)
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED VOTING POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

INTRODUCTION
This Amendment No. 1 (the “Amendment”) amends and supplements where indicated the Statement on Schedule 13D originally filed on November 17, 2008 (the “Original Statement”) by CFSI LLC, a Delaware limited liability company (“CFSI”); Cornerstone Family Services LLC, a Delaware limited liability company (“CFS”); McCown De Leeuw & Co. IV, L.P., a California limited partnership (“MDCIV”); McCown De Leeuw & Co. IV Associates, L.P., a California, limited partnership (“MDCIVA”); Delta Fund LLC, a California limited liability company (“Delta” and together with MDCIV and MDCIVA IV, the “MDC Funds”); MDC Management Company IV, LLC, a California limited liability company (“MDC Management”); Robert B. Hellman, Jr.; George E. McCown; and David E. De Leeuw. This Amendment and the Original Statement are collectively referred to herein as the “Schedule 13D”.
Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.
This Amendment is being filed to remove CFSI and CFS from the list of Filing Parties, as such parties previously reported beneficial ownership of no Common Units in the Original Statement, and to update the number of Common Units held by the Filing Parties as a result of the transactions described below.
On May 18, 2009, the MDC Funds entered into a Sales Agency Agreement described more fully in Item 6 below. Under the Sales Agency Agreement, the MDC Funds sold the remaining 924,684 Common Units (as defined below) held by them. The Common Units were sold for $15.36 per Common Unit, or an aggregate of $14,203,146.24. The MDC Funds paid Raymond James & Associates, Inc. a commission of $0.77 per Common Unit, leaving the MDC Funds with net proceeds of $14.59 per Common Unit, or an aggregate of $13,491,139.56. The sale of the Common Units occurred on May 18, 2009. Following this transaction, none of the Filing Parties other than Mr. Hellman and Mr. McCown beneficially owned any Common Units.
Item 1. Security and Issuer
(a)	The class of equity securities to which this Schedule 13D relates is common units representing limited partner interests (“Common Units”) of StoneMor Partners L.P., a Delaware limited partnership (“StoneMor”).

(b)	The principal executive offices of the Issuer are located at 155 Rittenhouse Circle, Bristol, Pennsylvania 19007.
Item 2. Identity and Background
(a)	This Statement is filed by: McCown De Leeuw & Co. IV, L.P., a California limited partnership (“MDCIV”); McCown De Leeuw & Co. IV Associates, L.P., a California, limited partnership (“MDCIVA”); Delta Fund LLC, a California limited liability company (“Delta” and together with MDCIV and MDCIVA IV, the “MDC Funds”); MDC Management Company IV, LLC, a California limited liability company (“MDC Management”); Robert B. Hellman, Jr.; George E. McCown; and David E. De Leeuw (collectively, the “Filing Parties”).

(b)	The address of the principal place of business of each of the Filing Parties is as follows:

McCown De Leeuw & Co. IV, L.P., 950 Tower Lane, Suite 800, Foster City, CA 94404

McCown De Leeuw & Co. IV Associates, L.P., 950 Tower Lane, Suite 800, Foster City, CA 94404

Delta Fund LLC, 950 Tower Lane, Suite 800, Foster City, CA 94404

MDC Management Company IV, LLC, 950 Tower Lane, Suite 800, Foster City, CA 94404

Robert B. Hellman, Jr., 950 Tower Lane, Suite 800, Foster City, CA 94404

George E. McCown, 950 Tower Lane, Suite 800, Foster City, CA 94404

David E. De Leeuw, c/o Lion Chemical Capital, 535 Madison Avenue, 4th Floor, New York, NY 10022

(c)	The principal occupation or business of the Filing Parties is private equity investing and portfolio company management.

(d)	During the last five years, none of the Filing Parties or any of the Listed Persons (as defined below), to the knowledge of the Filing Parties, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filing Parties or any of the Listed Persons, to the knowledge of the Filing Parties, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the Filing Party being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Filing Parties who is a natural person is as follows:

Robert B. Hellman, Jr., United States citizen

George E. McCown, United States citizen

David E. De Leeuw, United States citizen

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, Board of Directors, Board of Managers and each person controlling the Filing Parties (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraph:
On May 18, 2009, the MDC Funds sold all of the remaining Common Units beneficially owned by them, pursuant to the Sales Agency Agreement described in Item 6 below. Each of the Filing Parties ceased to be the beneficial owner of more than five percent of the Common Units of StoneMor on May 18, 2009.
Item 5. Interest in Securities of StoneMor.
The Filing Parties may be deemed to be members of a group for purposes of this Schedule 13D.
(a) and (b)
As of the date hereof:
•	MDCIV directly holds no Common Units or Subordinated Units.

•	MDCIVA directly holds no Common Units or Subordinated Units.

•	Delta directly holds no Common Units or Subordinated Units.

•	MDC Management directly holds no Common Units or Subordinated Units.

•	Mr. Hellman directly holds 5,000 Common Units and no Subordinated Units and possesses sole power to vote and dispose of such Common Units.

•	Mr. McCown directly holds 5,000 Common Units and no Subordinated Units and possesses sole power to vote and dispose of such Common Units.

•	Mr. De Leeuw directly holds no Common Units or Subordinated Units.
As a result, as of the date hereof, each of the Filing Parties own Common Units representing a beneficial ownership percentage of 0.0%, other than Messrs. Hellman and McCown, who each beneficially own 0.1% of the Common Units. The above beneficial ownership percentages were calculated by dividing Common Units beneficially owned by each of the Filing Parties by 9,771,443 issued and outstanding Common Units as of May 15, 2009.
In addition, as of the date hereof, the Filing Parties continue to indirectly beneficially own 2,119,891 Subordinated Units directly held by CFSI.

(c)	Except as described herein, none of the Filing Parties has effected any transactions in the Common Units during the past 60 days.

(d)	Except as described herein, no other Filing Party is known by the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Filing Parties.

(e)	Each of the Filing Parties ceased to be the beneficial owner of more than five percent of the Common Units of StoneMor on May 18, 2009.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby supplemented by adding the following:
Sales Agency Agreement
On May 18, 2009, the MDC Funds entered into a Sales Agency Agreement with Raymond James & Associates, Inc. (“RJ”), pursuant to which RJ agreed to act as the MDC Funds’ exclusive selling agent with respect to the 924,684 Common Units held by the MDC Funds on that date. The Sales Agency Agreement provides for the Common Units to be sold pursuant to a registration statement on Form S-3 (No. 333-144453) that was declared effective on December 7, 2007. The Sales Agency Agreement provides for RJ to receive a commission of 5% of the sales price on any sales under the Sales Agency Agreement. The agreement also provides for indemnification of RJ by the MDC Funds in certain circumstances. The Sales Agency Agreement terminates by its terms on May 29, 2009. The sales under the agreement occurred on May 18, 2009.
The description of the Sales Agency Agreement contained in this Schedule 13D is qualified in its entirety by the complete text of the agreement, a copy of which is filed as an exhibit to this Schedule 13D.
Item 7. Material to Be Filed as Exhibits.
A.	Second Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., dated as of September 9, 2008 (incorporated by reference to Exhibit 3.1 of StoneMor’s Current Report on Form 8-K, filed with the Commission on September 15, 2008).

B.	Omnibus Agreement of StoneMor Partners L.P., CFSI, StoneMor GP LLC and certain other parties named therein (incorporated by reference to Exhibit 10.4 of StoneMor’s Quarterly Report on Form 10-Q for its quarterly period ended September 30, 2004 filed with the Commission on November 15, 2004).

C.	Sales Agency Agreement, dated May 18, 2009, by and between the MDC Funds and Raymond James & Associates, Inc.

D.	Joint Filing Statement (filed herewith).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 20, 2009

MDC Management Co. IV, LLC

/s/ Robert B. Hellman, Jr. By: Robert B. Hellman, Jr.
Managing Member

Delta Fund, LLC

/s/ Robert B. Hellman, Jr. By: Robert B. Hellman, Jr.
Voting Member

McCown De Leeuw & Co. IV Associates, L.P.
by MDC Management Co. IV, LLC

/s/ Robert B. Hellman, Jr. By: Robert B. Hellman, Jr.
Managing Member

McCown De Leeuw & Co. IV, L.P. by MDC Management Co. IV, LLC

/s/ Robert B. Hellman, Jr. By: Robert B. Hellman, Jr.
Managing Member

/s/ Robert B. Hellman, Jr. Robert B. Hellman, Jr.

/s/ George E, McCown George E. McCown

/s/ David E. De Leeuw David E. De Leeuw

SCHEDULE 1
DELTA FUND, LLC
Voting Members:
George McCown
c/o McCown De Leeuw & Co., LLC
950 Tower Lane, Suite 800
Foster City, CA 94404
   Principal Occupation: Private equity investment professional for McCown De Leeuw & Co., LLC
   Citizenship: USA
David E. De Leeuw
c/o Lion Chemical Capital LLC
535 Madison Avenue, 4th Floor
New York, NY 10022
Principal Occupation: Private equity investment professional for Lion Chemical Capital LLC
Citizenship: USA
Robert B. Hellman, Jr.
c/o McCown De Leeuw & Co., LLC
950 Tower Lane, Suite 800
Foster City, CA 94404
Principal Occupation: CEO and managing director of McCown De Leeuw & Co., LLC and director of StoneMor GP LLC
   Citizenship: USA

MDC MANAGEMENT CO. IV, LLC
(General Partner of MDCIV and MDCIVA)
Managing Members:
George McCown
(see above)
David E. De Leeuw
(see above)
Robert B. Hellman, Jr.
(see above)

EXHIBIT INDEX
A.	Second Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., dated as of September 9, 2008 (incorporated by reference to Exhibit 3.1 of StoneMor’s Current Report on Form 8-K, filed with the Commission on September 15, 2008).

B.	Omnibus Agreement of StoneMor Partners L.P., CFSI, StoneMor GP LLC and certain other parties named therein (incorporated by reference to Exhibit 10.4 of StoneMor’s Quarterly Report on Form 10-Q for its quarterly period ended September 30, 2004 filed with the Commission on November 15, 2004).

C.	Sales Agency Agreement, dated May 18, 2009, by and between the MDC Funds and Raymond James & Associates, Inc.

D.	Joint Filing Statement (filed herewith).